Exhibit 99.1

Alvotech’s Board of Directors Approves Plan

to prepare for listing on Nasdaq Main Market in Iceland

-	After becoming the first Icelandic company to list its shares both in the U.S. and Iceland, Alvotech prepares to move to the Nasdaq Main Market in Iceland

-	Listing on the Main Market can increase visibility and may allow Alvotech to be included in both Icelandic and international indexes

REYKJAVIK, ICELAND (August 12, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide, today announced that its Board of Directors has approved a plan to move its share listing from the First North Growth Market to the Nasdaq Main Market in Iceland (“Main Market”). Alvotech’s admission to trading on the Main Market is subject to an extensive application process. A Main Market listing can increase a company’s visibility and may result in inclusion in Icelandic and international indexes. Starting in September 2022, shares of companies listed on the Icelandic Main Market may become eligible for the FTSE Global All Cap and related indexes, subject to meeting certain conditions with respect to trading volume and duration of listing. The selection of shares to be included in the FTSE indexes is revised periodically, every six months.

Alvotech’s shares are currently listed on the Nasdaq Stock Market in the U.S. and on the Nasdaq First North Growth Market under the ticker symbol “ALVO”. Alvotech’s shares were admitted to trading in the U.S. on June 16, 2022 and in Iceland on June 23, 2022.

“We look forward to starting the application process to move Alvotech’s shares to the Main Market in Iceland, after our debut as the first dual-listed Icelandic company in both the U.S. and Iceland.” said Robert Wessman, founder and Executive Chairman of Alvotech.

The Nasdaq First North Growth Market is a multilateral trading facility (“MTF”) governed by a less extensive rulebook than the Main Market. The European Directive 2004/109/EC of 15 December 2004 on transparency requirements for issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”) does not apply to shares listed on MTFs. If its shares are admitted to trading on the Main Market in Iceland, Alvotech would become subject to supervision of the Luxembourg Commission de Surveillance du Secteur Financier as competent authority under the Transparency Directive, as transposed in Luxembourg.

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Alvotech’s current portfolio of eight products and product candidates are aimed at treating autoimmune disorders, eye disorders, bone disease, respiratory disease and cancer and represent an estimated total addressable market of over US$85 billion, based on estimated peak sales of the reference products1.

1EVALUATE Pharma

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s ability to meet the requirements for listing on the Main Market and to be selected for inclusion in certain indexes, its expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory approvals and market launches, and the estimated size of the total addressable market of Alvotech’s pipeline products. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered

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reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech, with Alvotech as the surviving company; (2) the ability to meet or maintain stock exchange listing standards and standards to be included in certain indexes; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (17) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

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Important Notice

Two categories of Alvotech shares are currently listed on Nasdaq First North: (i) Alvotech shares that are also tradable on the Nasdaq Stock Market LLC appear on custody accounts as foreign securities marked “ALVOUS” in USD; and (ii) Alvotech shares that are tradable only on Nasdaq First North appear on custody accounts marked “ALVOIS” in ISK. This second category of shares tradable on Nasdaq First North has not been, and may not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares were offered only to non-U.S. Persons outside the United States in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S. By acquiring these shares, the holder represented and warranted that it (a) is not a U.S. Person (as defined in Regulation S) and (b) is not holding the shares for the account or benefit of any U.S. Person. Such shares are “restricted securities” as defined under Rule 144(a)(3) promulgated under the Securities Act, and may not be taken up, offered, sold, resold, delivered or distributed, directly or indirectly within, into or from the United States or to, or for the account or benefit of, U.S. Persons except: (i) in an offshore transaction meeting the requirement of Regulation S, (ii) pursuant to an available exemption from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act. Resales or reoffers of shares made offshore in reliance on Regulation S may not be sold to, or for the account or benefit of, any U.S. Person during the distribution compliance period under Regulation S.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or elsewhere, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

CONTACTS

Alvotech Investor Relations

alvotech.ir@alvotech.com

Alvotech Corporate Communications

alvotech.media@alvotech.com

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